Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended September 30, 2024

REVENUE

$2.66 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
↑ 0.6%	↓ 2.3%	16.8%

STRATEGIC MARKET UNITS MIX

AMERICAS 1	AMERICAS 2	EUROPE	APMEA
30.8%	30.6%	27.9%	10.7%

SECTOR MIX

Banking, Financial Services & Insurance	Consumer	Technology & Communications	Health	Energy, Natural Resources and Utilities	Manufacturing
34.8%	19.2%	15.4%	13.6%	10.8%	6.2%

TOTAL BOOKINGS $3.6 Bn
↓ 5.9% YoY CC

LARGE DEAL TCV $1.5 Bn
↑ 16.8% YoY CC

EPS ₹6.14
↑ 6.8% QoQ
↑ 21.3% YoY

Operating Cash Flow $509.7 Mn

Operating cash Flow/Net Income 132.3%

OUTLOOK

for the Quarter ending December 31, 2024

Revenue from our IT Services business segment to be in the range of $2,607 million to $2,660 million*. This translates to a sequential guidance of (-) 2.0% to + 0.0% in constant currency terms.

** Outlook for the Quarter ending December 31, 2024, is based on the following exchange rates: GBP/USD at 1.32, Euro/USD at 1.10, AUD/USD at 0.68, USD/INR at 83.65 and CAD/USD at 0.74*

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.1%	14.0%	22.9%

TOTAL HEADCOUNT	233,889
ATTRITION VOL – TTM	14.5%
NET UTILIZATION *EXCLUDING TRAINEES*	86.4%
OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	59.8%

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Wipro Limited

Results for the Quarter ended September 30, 2024

A IT Services

	FY 24-25		FY 23–24				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
IT Services Revenues ($Mn)	2,660.1	2625.9	10,805.3	2,657.4	2,656.1	2,713.3	2,778.5
Sequential Growth	1.3%	-1.2%	-3.8%	0.1%	-2.1%	-2.3%	-2.1%
Sequential Growth in Constant Currency Note 1	0.6%	-1.0%	-4.4%	-0.3%	-1.7%	-2.0%	-2.8%
Operating Margin % Note 2	16.8%	16.5%	16.1%	16.4%	16.0%	16.1%	16.0%
Strategic Market Units Mix							
Americas 1	30.8%	30.9%	30.0%	30.4%	31.0%	29.8%	28.8%
Americas 2	30.6%	30.8%	30.1%	30.7%	30.0%	29.9%	30.0%
Europe	27.9%	27.6%	28.4%	27.8%	27.7%	28.6%	29.5%
APMEA	10.7%	10.7%	11.5%	11.1%	11.3%	11.7%	11.7%
Sectors Mix							
Banking, Financial Services and Insurance	34.8%	34.0%	33.4%	33.5%	32.7%	33.6%	33.9%
Consumer	19.2%	19.2%	18.8%	18.7%	18.8%	18.7%	18.7%
Technology and Communications Note 3	15.4%	15.3%	15.9%	15.2%	16.1%	16.4%	15.9%
Health	13.6%	13.9%	13.2%	14.1%	13.9%	12.7%	12.2%
Energy, Natural Resources and Utilities	10.8%	11.2%	11.8%	11.9%	11.8%	11.6%	12.0%
Manufacturing	6.2%	6.4%	6.9%	6.6%	6.7%	7.0%	7.3%
Total Bookings							
Total Bookings TCV ($Mn) Note 4	3,561	3,284	14,907	3,607	3,791	3,785	3,724
Large deal TCV ($Mn) Note 5	1,489	1,154	4,573	1,191	909	1,275	1,198
Guidance ($Mn)	2,600 - 2,652	2,617-2,670	-	2,615–2,669	2,617-2,672	2,722-2,805	2,753-2,811
Guidance restated based on actual currency realized ($Mn)	2,618 – 2,670	2,612-2,665	-	2,624–2,678	2,605-2,659	2,712-2,795	2,773-2,831
Revenues performance against guidance ($Mn)	2,660	2,626	-	2,657	2,656	2,713	2,779

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	FY 24-25		FY 23–24				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
Customer size distribution (TTM)							
> $100Mn	21	22	22	22	22	22	21
> $75Mn	30	29	32	32	31	28	28
> $50Mn	42	43	45	45	46	51	51
> $20Mn	117	117	116	116	121	122	123
> $10Mn	186	192	205	205	203	207	207
> $5Mn	297	301	301	301	305	313	319
> $3Mn	411	407	409	409	430	437	444
> $1Mn	733	735	741	741	750	774	769
Revenue from Existing customers %	99.4%	99.7%	98.9%	97.8%	98.8%	99.1%	99.6%
Number of new customers	28	43	229	60	55	49	65
Total Number of active customers	1,342	1,364	1,371	1,371	1,349	1,393	1,444
Customer Concentration							
Top customer	4.1%	4.0%	3.0%	3.8%	3.0%	3.0%	3.1%
Top 5	14.0%	13.6%	13.0%	13.4%	12.1%	12.3%	12.5%
Top 10	22.9%	22.5%	21.4%	22.0%	20.5%	20.6%	20.5%
% of Revenue							
USD	61%	61%	60%	60%	61%	60%	59%
GBP	11%	11%	11%	11%	10%	11%	11%
EUR	10%	10%	10%	10%	10%	10%	11%
INR	4%	4%	5%	5%	5%	5%	5%
AUD	4%	4%	4%	4%	4%	4%	4%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	7%	7%	7%	7%	7%	7%
Closing Employee Count Note 6	233,889	232,911	232,614	232,614	239,655	244,707	249,758
Sales & Support Staff (IT Services)	15,336	15,539	15,601	15,601	15,833	16,778	16,942
Utilization Note 7							
Net Utilization (Excluding Trainees)	86.4%	87.7%	84.8%	86.9%	84.0%	84.5%	83.7%
Attrition							
Voluntary TTM (IT Services excl. DOP)	14.5%	14.1%	14.2%	14.2%	14.2%	15.5%	17.3%
DOP % — Post Training Quarterly	7.9%	8.3%	9.1%	8.9%	8.3%	9.8%	9.2%

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B Revenue Mix Note 7

	FY 24-25		FY 23–24				
	Q2	Q1	FY	Q4	Q3	Q2	Q1
Revenue from FPP	56.7%	57.6%	59.2%	58.9%	59.9%	58.4%	59.7%
Offshore Revenue — % of Services	59.8%	57.9%	59.9%	60.4%	59.8%	59.9%	59.5%

C Growth Metrics Note 1

	Q2'25 Reported QoQ%	Q2'25 Reported YoY%	Q2'25 Constant QoQ%	Q2'25 Constant YoY%
IT Services	1.3%	-2.0%	0.6%	-2.3%
Strategic Market Units				
Americas 1	1.1%	1.4%	1.2%	1.7%
Americas 2	0.7%	0.4%	0.8%	0.5%
Europe	2.2%	-4.5%	-0.1%	-6.0%
APMEA	1.5%	-10.1%	0.3%	-10.9%
Sectors				
Banking, Financial Services and Insurance	3.7%	1.4%	2.7%	0.6%
Consumer	0.9%	0.6%	0.3%	0.3%
Technology and Communications Note 3	2.5%	-7.9%	1.6%	-8.4%
Health	-0.3%	5.3%	-0.5%	5.2%
Energy, Natural Resources and Utilities	-2.7%	-8.7%	-3.7%	-9.2%
Manufacturing	-2.5%	-12.7%	-2.0%	-11.7%

D Annexure to Datasheet

Break-up of Technology and Communications sector Note 3

Technology	1.7%	-6.9%	1.0%	-7.3%
Communications	4.8%	-10.9%	3.5%	-11.5%

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q2 FY24-25 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	154,205	841	3	155,049
Selling and marketing expenses	17,376	11	1	17,388
General and administrative expenses	13,054	-6	-14	13,034
Total	184,635	846	-10	185,471

Note 1: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 2: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 3: Effective Q2'25 , we have merged Technology and communication sectors for our external reporting. For the current quarter we are sharing the split of technology and communication sectors as part of annexure.

Note 4: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 1

Note 5: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 6: We have corrected the previously reported headcount for Q3'24, Q4'24 and Q1'25.

Note 7: IT Services excluding DOP (Digital Operations and Platforms) and entities which are not integrated in Wipro limited systems until that quarter.

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